UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCHULTZ, ANDREW H.
   9241 LBJ Freeway, Suite 100
   Dallas, TX  75243
   USA
2. Issuer Name and Ticker or Trading Symbol
   PRG-SCHULTZ INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/27/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |3-27-0|J (1| |13,802            |A  |           |4,983,218          |D     |                           |
                           |2     |)   | |                  |   |           |                   |      |                           |
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Common Stock               |3-27-0|J (2| |1,269,638         |A  |           |1,269,638          |I     |By Trust                   |
                           |2     |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Mr. Schultz was appointed trustee of two trusts, each owning 6,901 shares. Mr. Schultz is the sole beneficiary of the trusts. No purchase or
other acquisition of shares was made.   Includes 3,418,259 shares held by a
trust to which Mr. Schultz is both trustee and beneficiary.
(2) Mr. Schultz was appointed co-trustee of two trusts of which he holds a remainder beneficiary interest, each owning 634,819 shares. No purchase or other acquisition of shares was made. Mr. Schultz disclaims beneficial ownership of these shares.
SIGNATURE OF REPORTING PERSON
/s/ Andrew H. Schultz
DATE
April   10, 2002